Exhibit 99.1

Collective Mining's Geological Model and Drilling Outlines a Multi-Million Ounce Potential Target at Trap with Intercepts Including 40.85 Metres at 3.76 g/t AuEq Within 174.45 Metres at 1.19 AuEq

TORONTO, July 29, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for four holes drilled at the Trap Target ("Trap"), which is situated approximately 3.5 kilometres to the northeast of the flagship Apollo system within the Company's Guayabales Project located in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "I would like to commend our team for their tenacity at Trap, which I believe will now rapidly evolve through drilling into a multi-million-ounce precious metal system. Additionally, the discovery at Trap should nicely compliment our flagship Apollo system and in time, I am confident the two systems will lead to a robust mineral resource inventory capable of producing at a large-scale production profile for many years in the future."

"With five drill rigs turning as part of our 40,000-metre program and a backlog of core in the lab, we are excited about the second half of the year where aggressive drilling with four rigs will take place at the Apollo and Trap systems. Additionally, reconnaissance exploration drilling will commence shortly with one rig at the X target, where we will drill test a look-a-like brecciated porphyry system to Apollo and another rig (six in total at the Guayabales project) at the southern part of the Plutus target, where we will test for a potential copper-gold porphyry system."

Highlights (see Table 1 and Figures 1-4)

•	Since the discovery of Trap, which was announced in January 2024, the Company is pleased to announce that a geological model is now in place and has been successfully tested by TRC-11 (assay results below), TRC-12 and TRC-14 (both results pending). Trap is a fault bounded, broad Mineralized Deformation Zone ("MDZ") trending from the northwest to the southeast which hosts and includes a continuous, bulk zone of mineralization on the west side of the fault consisting of overprinting northwest striking and east-west striking sheeted vein systems. The MDZ corridor has been mapped for approximately 1.4 kilometers of strike, is between 30 metres to 150 metres thick and has been intercepted up to 915 metres below surface. Importantly, the MDZ remains open along strike and at depth with strong potential for parallel zones to emerge with further drilling.
•	Drill-hole TRC-11, which was designed to validate the geological model for Trap, was drilled from TPad3 to the southwest and as soon as it crossed the fault it intercepted the MDZ as follows:
•	174.45 metres @ 1.19 g/t gold equivalent from 485.15 metres including:
•	40.85 metres @ 3.76 g/t gold equivalent from 485.15 metres

Unfortunately, the hole was lost due to a technical challenge and bottomed in strong mineralization with the final 6.45 metres grading 1.12 g/t gold equivalent.

•	Due to the positive validation of the geological model with hole TRC-11 intersecting the MDZ, a new pad (TPad-4) was constructed further along strike to the southeast. Two holes, TRC-12 and TRC-14 have been drilled from this pad and have both successfully intercepted the MDZ on the west side of the fault up to 350 metres further along strike from TRC-11. Additionally, TRC-14 cut a potentially significant new zone of mineralization east of the fault and near the collar of the pad beginning at 16 metres depth. If confirmed as a new discovery, this shallow intercept in TRC-14 would open up a new parallel target for drilling at Trap. The Company plans to continue to step out to the southeast along the MDZ corridor with new pads currently under construction. Lastly, a second rig has been mobilized to Trap with drilling anticipated to ensue in the coming days.
•	TRC-8 was drilled from TPad3 to the southwest and intersected mineralization in the MDZ before being cutoff prematurely by a post mineral intrusive dyke prior to intercepting the projection of the high-grade subzone. The following assay results are highlighted:
•	51.05 metres @ 1.41 g/t gold equivalent from 187.55 metres including:
•	11.90 metres @ 2.49 g/t gold equivalent from 226.70 metres

•	Two additional holes, TRC-9 and TRC-10, were drilled to the east of and outside of the MDZ (prior to the geological model being established) and intersected lower grade mineralization either as narrow veins in TRC-9 or as low-grade bulk style mineralization in TRC-10. Assay results are as follows:

       TRC-9

•	1.05 metres @ 3.37 g/t gold equivalent from 273.70 metres
•	2.15 metres @ 4.01 g/t gold equivalent from 290.65 metres
•	1.00 metres @ 6.21 g/t gold equivalent from 370.95 metres
•	3.25 metres @ 4.83 g/t gold equivalent from 459.40 metres

       TRC-10

•	89.85 metres @ 0.73 g/t gold equivalent from 284.95 metres including:
•	13.10 metres @ 1.98 g/t gold equivalent from 344.80 metres

•	New assay results have been received from a series of outcrops located at the southeastern end of the MDZ bringing the known strike length of the zone to 1.4 kilometres. The MDZ remains open for further expansion in all directions. Assay results for the new surface samples can be found in Figure 1.

Table 1: Assays Results for TRC-8, TRC-9, TRC-10 and TRC-11

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	Pb %	AuEq g/t*	Zone
TRC-8	187.55	238.60	51.05	1.20	12	0.18	0.11	1.41	MDZ (cut short by post mineral dyke)
Incl	188.50	196.05	7.55	2.29	37	0.41	0.25	2.90
and incl	226.70	238.60	11.90	2.11	20	0.32	0.20	2.49
TRC-9	273.70	274.75	1.05	3.47	0	0.00	0.00	3.37	Outside of the MDZ
and	290.65	292.80	2.15	3.45	42	0.37	0.08	4.01
and	370.95	371.95	1.00	6.32	7	0.01	0.00	6.21
and	459.40	462.65	3.25	4.74	14	0.06	0.12	4.83
TRC-10	284.95	374.80	89.85	0.69	3	0.04	0.03	0.73	Outside of the MDZ
Incl	344.80	357.90	13.10	1.91	7	0.05	0.07	1.98
TRC-11	240.70	242.20	1.50	1.20	2	0.03	0.02	1.21	MDZ (hole stopped in mineralization due to mechanical issue)
and	262.35	265.25	2.90	2.75	21	0.30	0.19	3.11
and	485.15	659.60	174.45	0.89	11	0.29	0.25	1.19
Incl	485.15	526.00	40.85	2.67	38	0.98	0.98	3.76
and Incl	653.15	659.60	6.45	1.08	4	0.05	0.04	1.12
*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.014 x 0.88) + (Zn (%) x 0.46 x 0.85) + (Pb (%) x 0.41 x 0.85) utilizing metal prices of Ag - US$25/oz, Zn - US$1.25/lb, Pb - US$1.10/lb, and Au - US$1,850/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Zn, and 85% for Pb.. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for zinc, lead and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the Trap Target and Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Cross Section Highlighting Drill Hole TRC-11 (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting TRC-11 (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Trap Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.
To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower, X or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:
Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Information Contact - Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 29-JUL-24